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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934


                            OVID TECHNOLOGIES, INC.
                            (Name of Subject Company)

                              OTI ACQUISITION CORP.
                         WOLTERS KLUWER U.S. CORPORATION
                                WOLTERS KLUWER NV
                                    (Bidders)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                           690466 10 7 (COMMON STOCK)
                      (CUSIP Number of Class of Securities)

                                MR. BRUCE C. LENZ
                        Wolters Kluwer U. S. Corporation
                               161 N. Clark Street
                                   48th Floor
                             Chicago, IL 60601-3221
                            Telephone (312) 425-7000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of Bidders)

                                    COPY TO:

                             Arnold J. Schaab, Esq.
                         Pryor, Cashman, Sherman & Flynn
                                 410 Park Avenue
                            New York, New York 10022
                            Telephone (212) 326-0168

                            CALCULATION OF FILING FEE
================================================================================
TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
   $200,022,215.60                                            $40,004.44
================================================================================

 * For purposes of calculating the filing fee only. This calculation assumes the purchase of 8,134,291 shares of common stock, $.01 par value, of Ovid Technologies, Inc., at $24.59 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by OTI Acquisition Corp. for such number of Shares.

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

---------------------                                         ------------------
CUSIP NO. 690466 10 7                                         PAGE 2 OF PAGES 11
---------------------                                         ------------------

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 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     OTI Acquisition Corp.

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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                         (b) [ ]

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 3.  SEC USE ONLY

--------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS
     AF

--------------------------------------------------------------------------------

 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)                                          [ ]

--------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

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 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     5,121,130 shares of
       Common Stock pursuant to
       the Stock Option and Tender Agreement
       dated as of September 29, 1998(1)

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 8.  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                                          [ ]

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 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     70.8%

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10.  TYPE OF REPORTING PERSON
     CO

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(1)  The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

----------------------                                        ------------------
CUSIP NOS. 690466 10 7                                        PAGE 3 OF PAGES 11
----------------------                                        ------------------

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 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Wolters Kluwer U.S. Corporation

--------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

 3.  SEC USE ONLY

--------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS
     AF

--------------------------------------------------------------------------------

 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)                                          [ ]

--------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------

 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     5,121,130 shares of Common Stock pursuant to the Stock Option and Tender Agreement dated as of September 29, 1998(1)

--------------------------------------------------------------------------------

 8.  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------

 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     70.8%

--------------------------------------------------------------------------------

10.  TYPE OF REPORTING PERSON
     CO

--------------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

---------------------                                         ------------------
CUSIP NO. 690466 10 7                                         PAGE 4 OF PAGES 11
---------------------                                         ------------------


--------------------------------------------------------------------------------

 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Wolters Kluwer nv

--------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

 3.  SEC USE ONLY

--------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS
     BK;WC

--------------------------------------------------------------------------------

 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)                                          [ ]

--------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     The Netherlands

--------------------------------------------------------------------------------

 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     5,121,130 shares of
       Common Stock pursuant to
       the Stock Option and Tender Agreement
       dated as of September 29, 1998(1)

--------------------------------------------------------------------------------

 8.  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------

 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     70.8%

--------------------------------------------------------------------------------

10.  TYPE OF REPORTING PERSON
     CO

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(1)  The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Ovid Technologies, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 333 Seventh Avenue, New York, New York, 10001.

     (b) The class of equity securities to which this statement relates is common stock, par value $.01 per share. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ( "Price Range of Shares; Dividends ") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by OTI Acquisition Corp., a Delware corporation (the "Offeror"), Wolters Kluwer U.S. Corporation, a Delaware Corporation (the "Parent"), and Wolters Kluwer nv, a corporation organized under the laws of the Netherlands ("Wolters Kluwer"). The information set forth in the Introduction, Section 9 ("Certain Information Concerning Wolters Kluwer, the Parent and the Offeror") and Schedule I ("Directors and Executive Officers of Wolters Kluwer, the Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference.

     (e) and (f) During the last five years, none of Wolters Kluwer, Parent or the Offeror and, to the best knowledge of the Parent and the Offeror, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a) The information set forth in Section 9 ("Certain Information Concerning Wolters Kluwer, Wolters Kluwer, the Parent, and the Offeror") and Section 11 ("Background of the Offer: Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning Wolters Kluwer, the Parent and the Offeror"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 (" the Merger Agreement, the Option Agreement and the Guarantee") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth in Section 10 ( "Source and Amount of Funds ") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 ( "Certain Effects of the Transaction ") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Wolters Kluwer, Wolters Kluwer International, WK America, the Parent, and the Offeror"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference. As a result of the Offeror's conditional option to purchase the Shares beneficially owned by the stockholders who are party to the Stock Option and Tender Agreement, dated as of September 29, 1998 (the "Stockholders") with the Parent and the Offeror may be deemed to beneficially own an aggregate of 5,121,130 Shares (representing approximately 70.8% of the Shares outstanding on September 29, 1998 plus options to purchase Shares beneficially owned by such Stockholders or 63% of the Shares outstanding on September 29, 1998, on a fully diluted basis.) However, each of Wolters Kluwer, the Parent and the Offeror have disclaimed beneficial ownership to such shares, and this statement shall not be construed as an admission that any of Wolters Kluwer, the Parent or the Offerer are the beneficial owners of any securities covered by this statement.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning Wolters Kluwer, the Parent, and the Offeror"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 12 ("Purpose of the Offer; and the Merger Plans for the Company") and Section 13 ("Merger Agreement, the Option Agreement and the Parent Letter") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in the Introduction and Section 16 ( "Fees and Expenses ") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 9 ("Certain Information Concerning Wolters Kluwer, the Parent, and the Offeror") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Wolters Kluwer, the Parent, and the Offeror") Section 11 ("Background of the Offer, Past Contacts, Transactions and Negotiations with the Company") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in the Introduction and Section 15 ("Certain Legal Matters ") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ( "Certain Effects of the Transaction ") of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)    Form of Offer to Purchase dated October 5, 1998.

(a)(2)    Form of Letter of Transmittal.

(a)(3)    Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter from Credit Suisse First Boston Corporation to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Summary Advertisement to be published in The Wall Street Journal on October 5, 1998.

(a)(8) Joint Press Release issued by the Company and Wolters Kluwer on September 29, 1998.

(b)       Not applicable.

(c)(1) Agreement and Plan of Merger, dated as of September 29, 1998, among the Parent, the Offeror and the Company.

(c)(2) Stock Option and Tender Agreement, dated as of September 29, 1998, by and among the Parent, the Offeror, and the Stockholders set forth therein.

(c)(3)    Guarantee, dated September 29, 1998, from Wolters Kluwer nv to the
          Company.

(c)(4) Exclusivity Agreement, effective as of September 22, 1998, between the Parent and the Company.

(d)       Not applicable.

(e)       Not applicable.

(f)       None.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 1998                            OTI Acquisition Corp.

                                                  By: /s/ BRUCE C. LENZ
                                                      ----------------------
                                                      Name: Bruce C. Lenz
                                                      Title: President

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 1998                          Wolters Kluwer U.S. Corporation

                                                By: /s/ PETER W. VAN WEL
                                                    ---------------------------
                                                    Name: Peter W. van Wel
                                                    Title: President and CEO

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 1998                        Wolters Kluwer nv

                                              By: /s/ PETER W. VAN WEL
                                                  ------------------------------
                                                  Name: Peter W. van Wel
                                                  Title: Member, Executive Board

                                  EXHIBIT INDEX

EXHIBIT
NO.                                       DESCRIPTION
------    ----------------------------------------------------------------------

(a)(1)    Form of Offer to Purchase dated October 5, 1998.

(a)(2)    Form of Letter of Transmittal.

(a)(3)    Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter from Credit Suisse First Boston Corporation to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Summary Advertisement to be published in The Wall Street Journal on October 5, 1998.

(a)(8) Joint Press Release issued by the Company and Wolters Kluwer on September 29, 1998.

(b)       Not applicable.

(c)(1) Agreement and Plan of Merger, dated as of September 29, 1998, among the Parent, the Offeror and the Company.

(c)(2) Stock Option and Tender Agreement, dated as of September 29, 1998, by and among the Parent, the Offeror and the Stockholders set forth therein.

(c)(3)    Guarantee, dated September 29, 1998, from Wolters Kluwer nv to the
          Company.

(c)(4) Exclusivity Agreement, effective as of September 22, 1998 between the Parent and the Company.

(d)       Not applicable.

(e)       Not applicable.

(f)       None.